CAZ STRATEGIC OPPORTUNITIES FUND
AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

THIS AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 3rd day of November 2023, by and between CAZ STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust (the “Fund”), and the investment adviser of such Fund, CAZ INVESTMENTS REGISTERED ADVISER LLC (the “Adviser”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end management investment company;

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund and the Adviser dated as of the 3rd day of November 2023 (the “Investment Advisory Agreement”);

WHEREAS, the Fund’s Board of Trustees (the “Board”) and the Adviser have determined that it is appropriate and in the best interests of the Fund to limit the expenses of the Fund and, therefore, have entered into this Agreement in order to maintain the Fund’s expense ratio within the Annual Limit, as defined below;

WHEREAS, the Fund and the Adviser previously entered into an Expense Limitation Agreement dated November 3, 2023 (the “Original Agreement”);

WHEREAS, it was the intention of the Fund and the Adviser to exclude taxes from Expenses (as defined below in Section 1); and

WHEREAS, the Fund and the Adviser desire to amend and restate the Original Agreement on the term and conditions set forth in this Agreement to clarify that Fund tax expenses are excluded from Expenses and to extend the term of the Agreement through January 9, 2027;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.       Definition. For purposes of this Agreement, the term “Expenses” with respect to the Fund, is defined to include all expenses of every character of the Fund except (1) management fees paid under the Investment Advisory Agreement; (2) distribution and/or servicing fees; (3) taxes; (4) acquired fund fees and expenses; (5) interest expenses; and (6) extraordinary expenses. For the avoidance of doubt, the term “Expense” includes the Fund’s organizational and initial offering costs.

2.       Limit on Expenses. The Adviser hereby agrees to limit the Fund’s total annual Expense so that it does not exceed 1.00%, on an annualized basis, of the Fund’s month-end net assets (the “Annual Limit”). In the event that the current Expense of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

3.       Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any fees waived or excess expense payments paid by it pursuant to this Agreement within three years of such payment, if such reimbursement can be achieved within the Expense Limit listed in Appendix A or that was in effect at the time of the waiver, whichever is lower, and such repayment has been approved by the Board of Trustees. Notwithstanding anything to the contrary, this Section 3 of this Agreement shall survive any termination of this Agreement with respect to any expenses that have not been reimbursed by the Fund to the Adviser.

4.       Term. This Agreement shall become effective on the date first above written and shall remain in effect for at least until January 9, 2027 unless sooner terminated as provided in Section 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is consented to by the Adviser and specifically approved at least annually by a majority of the Trustees of the Fund.

5.       Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Fund. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6.       Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.       Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.       Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

CAZ STRATEGIC OPPORTUNITIES FUND	CAZ INVESTMENTS REGISTERED ADVISER LLC
By: /s/ Christopher A. Zook	By: /s/ Christopher A. Zook
Name: Christopher A. Zook	Name: Christopher A. Zook
Title: Trustee, President, and Chief Executive Officer	Title: Trustee, President, and Chief Executive Officer